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                                                               Exhibit 12 (a)


                             XEROX CREDIT CORPORATION
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                   (In Millions)


                         Nine Months Ended
                           September 30,        Year Ended December 31,

                            1996   1995     1995    1994   1993   1992   1991


Income before income taxes $  94  $  92    $ 119   $ 147  $ 154  $ 158  $ 164

Fixed Charges:
   Interest expense
     Xerox debt                4      4        6       5      4      2     -
     Other debt              148    161      213     197    205    210    200
       Total fixed charges   152    165      219     202    209    212    200

Earnings available for
  fixed charges            $ 246  $ 257    $ 338   $ 349  $ 363  $ 370  $ 364

Ratio of earnings to
  fixed charges (1)         1.62   1.56     1.54    1.73   1.74   1.75   1.82



(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges. Debt had been assigned to discontinued operations based on the net assets of the discontinued operations and the debt to equity ratios that existed at the time the assets were acquired. Beginning in 1995, the amount of interest expense that would have been allocated to discontinued operations is insignificant and therefore is now reported within continuing operations. The discontinued operations consist of the Company's real estate development and related financing operations and its third-party financing leasing businesses.





















(11)